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                              December 13, 2022

       Jennifer Fulk
       Chief Financial Officer
       Talkspace, Inc.
       .
       .

                                                        Re: Talkspace, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-39314

       Dear Jennifer Fulk:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Cover, page 1

   1. Please revise your filing to provide the address of your principal executive offices.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Revenues, page 64

   2. We note your reference to higher revenue reserves. Please clarify for us and in future filings the specific
reasons for the higher revenue reserves. In addition, we note your reference to revenue
from your health plan clients, prior to the impact of revenue reserves. Please
clarify whether your reference to revenue prior to the impact of revenue reserves is a non-GAAP
measurement.
 Jennifer Fulk
Talkspace, Inc.
December 13, 2022
Page 2
Consolidated Financial Statements
Revenue Recognition, page 80

3. Please tell us whether the consideration promised in your contracts contain a variable amount, as set forth in ASC 606-10-32-5 through 32-10, and describe for us any related accounting. Revise your disclosure in future filings to address these matters, as well. In addition, address how you considered the requirement to record a refund liability as part of your accounting.
Revenue Reserves, page 82

4. Please explain to us how your recognition of revenue reserves complies with ASC 606. In this regard, identify the specific provisions you are relying upon for your accounting and presentation. In addition, we note revenue reserves are recorded as a reduction against revenue when identified. Clarify how you have considered ASC 606-10-45-4 as it relates to recording an expense related to the measurement of receivables.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



                                                             Sincerely,

FirstName LastNameJennifer Fulk                              Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameTalkspace, Inc.
                                                             Services
December 13, 2022 Page 2
cc:       John Reilly, General Counsel
FirstName LastName